SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                         For the month of: February 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
                     -------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                     -------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                     -------------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                    --------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X             Form 40-F
                                   ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                             ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd announcing year-end financial results for its 2002 fiscal year.

Press Release

ABB Group 2002: Strong performance by core businesses

Core businesses: Q4 2002 EBIT up 38 percent; full-year 2002 EBIT up 4.3 percent; 2003 EBIT expected to increase more than 20 percent

Discontinued operations, asbestos provisions result in net loss

---------------------------------------------------------------------------------------------------------
Q4 02       Q4 01           Change            US$ millions    2002       2001(1)           Change
                   ------------------------                                        ----------------------
                     Nominal        Local                                            Nominal      Local
                                 currencies                                                    currencies

4,501       4,893         -8%         -14%      Orders          18,112     19,672       -8%         -10%
5,268       5,530         -5%         -10%     Revenues         18,295     19,382       -6%          -8%
    0        -438        n.a.         n.a.       EBIT*             336        179       88%          82%
 -838        -980        n.a.         n.a.    Net income          -787       -691      n.a.         n.a.

* Earnings before interest and taxes
(1) Restated to reflect the move of businesses to discontinued operations, which do not contribute to revenues or EBIT

     o    Net debt reduced by US$ 1.5 billion - on target
     o    Group EBIT margin at 1.8 percent - above 1.5 percent target
     o Full-year loss (US$ 787 million) and weaker cash flow (US$ 126 million) on asbestos provisions and losses in discontinued operations

Zurich, Switzerland, February 27, 2003 - ABB's core divisions, Power Technologies and Automation Technologies, showed a strong performance in 2002, but the ABB Group reported a net loss for the full-year today as a result of asbestos charges and losses in discontinued operations.

The core divisions, created last year to sharpen the company's focus, showed astrong fourth quarter, with combined earnings before interest and taxes (EBIT) growing 38 percent.

For the full-year 2002, the ABB Group posted EBIT of US$ 336 million, up from US$ 179 million the year before. As a percentage of revenue, the EBIT margin reached 1.8 percent, above the target of 1.5 percent for the year. On a comparable basis, the company cut its net debt by US$ 1.5 billion in 2002.

"It has been a difficult year, but we've put the worst behind us," said Jurgen Dormann, ABB chairman and CEO. "In 2002, we secured a new credit facility that gives us financial flexibility until the end of 2004. We are putting the asbestos issue to rest and divesting non-core businesses. Our core businesses are performing well. I'm confident we can deliver on our growth targets and return to profitability in 2003."

For the full-year 2002, the core divisions' orders were down 2 percent, while revenues edged 1 percent higher. The two divisions reported full-year revenues of US$ 15.6 billion and EBIT of US$ 946 million. Power Technologies division increased revenues 3 percent and EBIT 9 percent. Automation Technologies division had flat revenues and saw a slight rise in EBIT (up 1 percent).

ABB Group orders for the full year, including non-core activities and corporate, were down 8 percent in nominal terms, at US$ 18.1 billion, and revenues decreased 6 percent to US$ 18.3 billion. Losses in ABB's non-core businesses and discontinued operations offset the core divisions' improved performance, resulting in a net loss for the Group of US$ 787 million.

Interest and other finance expense for 2002 included a gain of US$ 215 million, arising from the accounting treatment of the convertible bonds that ABB issued in May 2002.

The net loss was mainly due to asbestos provisions, the disposal loss on the sale of Structured Finance in 2002, and operational losses in businesses to be sold in 2003, including the Oil, Gas and Petrochemicals division (all included in discontinued operations). The Building Systems business (reported in non-core activities) also showed a loss.

Net debt
ABB cut net debt by US$ 1.5 billion on an adjusted basis. Before adjusting for the transfer of Oil, Gas and Petrochemicals to discontinued operations, and accounting for the asbestos settlement, net debt was cut to about US$ 2.6 billion from the previously reported US$ 4.1 billion at the end of 2001. After these adjustments, net debt was US$ 3.3 billion at December 31, 2002, compared to US$ 4.3 billion a year earlier.

Divestments
ABB sold most of its Structured Finance business in 2002 to GE Commercial Finance and realized cash proceeds of about US$ 2.3 billion. The company also sold its metering business and a number of other smaller operations. Dormann said ABB was in talks with several potential buyers to sell the Oil, Gas and Petrochemicals division and remained on target to sell most of the Building Systems business in 2003. The company has also said it plans to sell its Equity Ventures participations and the remaining parts of the Structured Finance business. The businesses to be divested employ some 30,000 people.

Cost reduction
ABB said more than 1,300 projects to reduce costs had been identified in its "Step Change" program to lower the cost base by an amount equivalent to 4 percent of revenues - about US$ 800 million - by mid-year 2004.

The cost savings projects, including 10,000-12,000 job reductions, are underway in all countries. As a result of these job reductions and 30,000 employees leaving ABB in connection with divestments, ABB is expected to employ fewer than 100,000 people by mid-2004, down from 139,000 today.

Cash flow and equity
For the full-year 2002, cash flow from operations was US$ 126 million, as strong cash flow in the core businesses was offset by asbestos payments and weaker cash flow from businesses in discontinued operations.

Equity was down to US$ 1,052 million, mainly as a result of fourth quarter asbestos provisions and other losses from discontinued operations.

The company expects a small decrease in under-funded pension liabilities for 2002.

Group outlook
From 2002 through 2005, ABB expects a compound average annual revenue growth of about 4 percent.

For 2003, ABB aims to achieve an EBIT margin of 4 percent. By December 31, 2003, total debt is expected to be reduced to about US$ 6.5 billion, and gearing (total debt divided by total debt plus stockholders equity) to be about 70 percent.

For 2005, the Group's target EBIT margin is 8 percent. Total debt is expected to be reduced to about US$ 4 billion, and gearing to be approximately 50 percent.

All targets exclude major acquisitions and divestments, as well as foreign currency movements.

More information
A presentation of ABB's results will take place today at ABB's Corporate Research Center in Daettwil, Switzerland starting at 1000 CET. Journalists can call in at +1 412 858 4600 (U.S.), +44 207 866 4111 (U.K.), or +41 91 610 5600
(other countries). The company will also present the results to analysts and investors at the same location starting at 1500 CET. Participants can join by phone by calling the above numbers. Lines will be open 15 minutes before the start of the conferences. Both events will be Webcast on www.abb.com.

Where to look

                                                                           Page
--------------------------------------------------------------------------------
Summary of key reporting changes                                           4
Discussion of ABB Group 2002 Q4 results                                    9-10
Discussion of ABB Group 2002 full-year results                             14-15
Divisional targets 2002-2005                                               16
Division results for 2002 Q4                                               16-19
Discontinued operations (incl. Oil, Gas and Petrochemicals)                19
Non-core activities and Corporate                                          19-20
Summary financial information year-ended December 2002                     21
Appendix 1: Key financial figures by division (new structure) Q1-Q4 2002   35
Appendix 2: Summary Consolidated Income Statement Q1-Q4 2002               38
            Summary Consolidated Balance Sheet Q1-Q4 2002                  39
            Summary Consolidated Statement of Cash Flows Q1-Q4 2002        41
--------------------------------------------------------------------------------

Changes in reporting and additional information
As a result of recent changes in ABB's divisional structure and the qualification of its Oil, Gas and Petrochemicals division as discontinued operations, ABB has modified the way it presents some financial information and included some additional comparative information in this press release. The intention is to allow comparisons and set the stage for the reporting structure that ABB will implement for its first quarter 2003 results, due for release in April.

New and former divisions
ABB announced in its 2002 third-quarter results that it streamlined its divisional structure. Two new core divisions were created: Power Technologies, which combined the former Power Technology Products and Utilities divisions, and Automation Technologies, which combined the former Automation Technology Products and Industries divisions.

In addition to showing its 2002 results according to the old structure, ABB provides both full-year and fourth-quarter 2002 results using the new division structure on a pro forma basis (see tables from page 35 onward). The company will report its first quarter 2003 results using only data from the new division structure.

Following the sale of most of its Structured Finance activities to GE Commercial Finance of the U.S. last year, ABB will no longer report the Financial Services business as a separate division nor provide a separate balance sheet for these activities.

Discontinued operations
During the preparation of year-end accounts, ABB's Oil, Gas and Petrochemicals
(OGP) activities have qualified to be reported as discontinued operations following ABB's decision to divest this business in 2003. Discontinued operations also includes losses of ABB's U.S. subsidiary Combustion Engineering
(CE), the Structured Finance activities sold to GE Commercial Finance, the divested metering business and other smaller abandoned and sold units.

Combustion Engineering is now treated for accounting purposes as though it already had filed for the pre-packaged Chapter 11 in the U.S. bankruptcy court by December 31, 2002.

Non-core activities and Corporate

Non-core activities comprise Equity Ventures, the remaining parts of Structured Finance not sold to GE Commercial Finance, Insurance, Building Systems and Other activities (mainly Group Processes and New Ventures). Corporate consists of Headquarters/Stewardship, Research and Development and Other

(Consolidation, treasury services and real estate). EBIT figures covering the full years 2001, 2002, and the four quarterly results for 2002 are presented in the Appendix (page 37).

Fourth quarter performance - key figures in detail

---------------------------------------------------------------------------------------------------------------
US$ in millions                                    Oct.-Dec.         Oct.-Dec       Change     Change in local
(except where indicated)                                2002             2001                       currencies
---------------------------------------------------------------------------------------------------------------
Group orders                                           4,501            4,893          -8%                -14%
    Utilities                                            805            1,620         -50%                -52%
    Industries                                         1,166            1,071           9%                  2%
    Power Technology Products                          1,064              949          12%                  6%
    Automation Technology Products                     1,339            1,073          25%                 15%
    Non-core activities                                1,091            1,340         -19%                -27%
    Corporate                                           -964           -1,160
---------------------------------------------------------------------------------------------------------------
Group revenues                                         5,268            5,530          -5%                -10%
    Utilities                                          1,288            1,672         -23%                -25%
    Industries                                         1,339            1,406          -5%                -10%
    Power Technology Products                          1,179            1,140           3%                 -1%
    Automation Technology Products                     1,394            1,196          17%                  8%
    Non-core activities                                1,166            1,560         -25%                -32%
    Corporate                                         -1,098           -1,444
---------------------------------------------------------------------------------------------------------------
Group earnings before interest and taxes                   0             -438         n.a.                n.a.
(EBIT)
    Utilities                                            -10               36         n.a.                n.a.
    Industries                                            16               20         -20%                -32%
    Power Technology Products                            101               44         130%                123%
    Automation Technology Products                        91               44         107%                 85%
    Non-core activities                                 -110             -480         n.a.                n.a.
    Corporate                                            -88             -102
---------------------------------------------------------------------------------------------------------------
Group EBIT margin (%)                                   0.0%            -7.9%
    Utilities                                          -0.8%             2.2%
    Industries                                          1.2%             1.4%
    Power Technology Products                           8.6%             3.9%
    Automation Technology Products                      6.5%             3.7%
    Non-core activities                                -9.4%           -30.8%
    Corporate                                           n.a.             n.a.
---------------------------------------------------------------------------------------------------------------
Net income                                              -838             -980         n.a.                n.a.
---------------------------------------------------------------------------------------------------------------
Earnings per share
(US$ basic)
---------------------------------------------------------------------------------------------------------------
-Income from continuing operations                    (0.12)           (0.41)
---------------------------------------------------------------------------------------------------------------
-Net income (loss)                                    (0.75)           (0.88)
---------------------------------------------------------------------------------------------------------------
Earnings per share
(US$ diluted)
-Income from continuing operations                    (0.12)           (0.41)
-Net income (loss)                                    (0.75)           (0.88)
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                361            1,796
---------------------------------------------------------------------------------------------------------------

Oil, Gas and Petrochemicals (for comparison*)

--------------------------------------------------------------------------------------------------------------
US$ in millions                             Oct.-Dec.  Oct.-Dec. 2001         Change           Change in local
                                                 2002                                               currencies
--------------------------------------------------------------------------------------------------------------
Orders                                          1,153             801            44%                       34%
Revenues                                          982           1,039            -5%                      -11%
EBIT                                              -69             -40           n.a.                      n.a.

* Results from the Oil, Gas and Petrochemicals division are reported under discontinued operations and do not contribute to ABB's 2002 full-year orders, revenues and EBIT.

Fourth quarter performance - key figures in detail
(Unaudited based on new division structure)

--------------------------------------------------------------------------------------------------------------
US$ in millions                                      Oct-Dec          Oct-Dec       Change     Change in local
(except where indicated)                                2002             2001                       currencies
--------------------------------------------------------------------------------------------------------------
Group orders                                           4,501            4,893          -8%                -14%
         Automation Technologies                       2,177            1,958          11%
         Power Technologies                            1,589            1,844         -14%
         Non-core activities                           1,091            1,340
         Corporate                                      -356             -249
--------------------------------------------------------------------------------------------------------------
Group revenues                                         5,268            5,530          -5%                -10%
         Automation Technologies                       2,386            2,354           1%
         Power Technologies                            2,047            2,051           0%
         Non-core activities                           1,166            1,560
         Corporate                                      -331             -435
--------------------------------------------------------------------------------------------------------------
Group earnings before interest and taxes                   0             -438         n.a.                n.a.
(EBIT)
         Automation Technologies                         107               64          67%
         Power Technologies                               91               80          14%
         Non-core activities                            -110             -480
         Corporate                                       -88             -102
--------------------------------------------------------------------------------------------------------------
Group EBIT margin (%)                                   0.0%            -7.9%
         Automation Technologies                        4.5%             2.7%
         Power Technologies                             4.4%             3.9%
         Non-core activities                           -9.4%           -30.8%
         Corporate                                      n.a.             n.a.
--------------------------------------------------------------------------------------------------------------
Net income                                              -838             -980         n.a.                n.a.
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                361            1,796
--------------------------------------------------------------------------------------------------------------

Fourth quarter 2002

(Discussion based on previous division structure)


Income statement
Fourth quarter orders decreased 14 percent in local currencies and 8 percent in nominal currencies to US$ 4,501 million, compared to Q4 2001. Divisions reporting increased orders expressed in local currencies included Industries (+2 percent), Power Technology Products (+6 percent) and Automation Technology Products (+15 percent). Growth was offset, however, by fewer large orders and deferred bid awards in the Utilities division, resulting in a 52 percent order drop, and a 27 percent order reduction in non-core activities.

Base orders (orders below US$ 15 million) amounted to US$ 4,317 million, slightly below last year (2001: US$ 4,439 million). In Q4 2002, base orders represented 96 percent of fourth quarter orders, up from 91 percent for Q4 2001.

Fourth quarter revenues declined 10 percent in local currencies and 5 percent in nominal terms to US$ 5,268 million, compared to Q4 2001. All divisions reported lower revenues in local currency terms except Automation Technology Products, which increased by 8 percent. The order backlog was US$ 13,408 million, down about 6 percent from September 30, 2002.

EBIT for the fourth quarter was zero compared to a loss of US$ 438 million in the fourth quarter of 2001. Utilities and non-core activities recorded losses, and EBIT fell in the Industries division. These were offset by EBIT increases in Power Technology Products and Automation Technology Products, combined with lower restructuring charges and reduced asset write-downs. Fourth quarter EBIT for the core operational businesses (before non-core activities and Corporate) increased to US$ 198 million (Q4 2001: US$ 144 million).

Power Technology Products and Automation Technology Products both posted significant margin increases - to 8.6 percent and 6.5 percent, respectively - as cost-cutting and productivity improvements began to show. Industries' margin declined to 1.2 percent.

Losses in non-core activities were sharply reduced to US$ 110 million (Q4 2001 loss: US$ 480 million), as were costs for Corporate, which were US$ 88 million (Q4 2001 costs: US$ 102 million).

EBIT included Other Expense of US$ 83 million (Q4 2001: US$ 206 million), comprised of:
-    Restructuring charges of US$ 116 million (Q4 2001: US$ 193 million)
-    Capital gains of US$ 37 million (Q4 2001: US$ 50 million)
-    Write-downs of assets US$ 30 million (Q4 2001: US$ 87 million)
- Income from equity accounted companies, licenses and other of US$ 26 million (Q4 2001: US$ 24 million).

Finance net was US$ 161 million compared to US$ 57 million in the fourth quarter of 2001.

Discontinued operations reported a loss of US$ 710 million compared to a loss of US$ 525 million in the fourth quarter of 2001. This amount mainly comprises US$ 420 million in asbestos-related provisions, operational losses after provisions for Downstream projects in the former Oil, Gas and Petrochemicals division (US$ 93 million), as well as a disposal loss on the divestment of Structured Finance).

As a result, ABB reported a fourth quarter net loss of US$ 838 million, compared to a loss of US$ 980 million for the same period in 2001.

Cash flow and balance sheet

Net cash provided by operating activities was US$ 361 million in the fourth quarter, after asbestos cash payments of US$ 45 million. Cash flow was lifted by working capital (net operating assets and liabilities) of US$ 587 million.

Cash and marketable securities totalled US$ 4,690 million at December 31, 2002 (US$ 3,493 million at the end of the previous quarter, September 30, 2002). After the reclassification of the former Oil, Gas and Petrochemicals division to discontinued operations, and the asbestos settlement, net debt (defined as short, medium and long-term debt less cash and marketable securities) amounted to US$ 3,262 million compared to US$ 5,623 million three months previously. Net debt was mainly reduced by proceeds from the divestments of the Structured Finance and Metering businesses that were cash-effective in the fourth quarter.

Long-term debt at December 31, 2002 as a percentage of total debt was 68 percent compared to 60 percent at the end of September 2002.

Mainly as a result of the fourth quarter net income loss, stockholders' equity was reduced to US$ 1,052 million at December 31, 2002 from US$ 1,932 million three months previously.

Full-year 2002 performance - key figures in detail

--------------------------------------------------------------------------------------------------------------
US$ in millions                                        Full year    Full year       Change     Change in local
(except where indicated)                                    2002         2001                       currencies
--------------------------------------------------------------------------------------------------------------
Group orders                                              18,112       19,672          -8%                -10%
    Utilities                                              4,458        6,436         -31%                -31%
    Industries                                             4,614        4,865          -5%                 -7%
    Power Technology Products                              4,387        4,221           4%                  3%
    Automation Technology Products                         5,074        4,669           9%                  5%
    Non-core activities                                    4,161        5,072
    Corporate                                             -4,582       -5,591
--------------------------------------------------------------------------------------------------------------
Group revenues                                            18,295       19,382          -6%                 -8%
    Utilities                                              4,826        5,634         -14%                -15%
    Industries                                             4,412        4,995         -12%                -14%
    Power Technology Products                              4,355        3,961          10%                  9%
    Automation Technology Products                         5,035        4,756           6%                  3%
    Non-core activities                                    4,186        5,130
    Corporate                                             -4,519       -5,094
--------------------------------------------------------------------------------------------------------------
Group earnings before interest and taxes (EBIT)              336          179          88%                 82%
    Utilities                                                 75          158         -53%                -49%
    Industries                                               145          151          -4%                 -6%
    Power Technology Products                                353          234          51%                 50%
    Automation Technology Products                           373          364           2%                 -1%
    Non-core activities                                     -217         -397
    Corporate                                               -393         -331
--------------------------------------------------------------------------------------------------------------
Group EBIT margin (%)                                       1.8%         0.9%
    Utilities                                               1.6%         2.8%
    Industries                                              3.3%         3.0%
    Power Technology Products                               8.1%         5.9%
    Automation Technology Products                          7.4%         7.7%
    Non-core activities
    Corporate                                               n.a.         n.a.
--------------------------------------------------------------------------------------------------------------
Net income                                                  -787         -691         n.a.                n.a.
--------------------------------------------------------------------------------------------------------------
Earnings per share
(US$ basic)
-Income (loss) from continuing operations                   0.06       (0.11)
-Net income (loss)                                        (0.71)       (0.61)
--------------------------------------------------------------------------------------------------------------
Earnings per share
(US$ diluted)
--------------------------------------------------------------------------------------------------------------
-Income (loss) from continuing operations                 (0.10)       (0.11)
--------------------------------------------------------------------------------------------------------------
-Net income (loss)                                        (0.84)       (0.61)
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities
--------------------------------------------------------------------------------------------------------------

Oil, Gas and Petrochemicals (for comparison*)

--------------------------------------------------------------------------------------------------------------
US$ in millions                                  2002            2001         Change           Change in local
                                                                                                    currencies
--------------------------------------------------------------------------------------------------------------
Orders                                          3,625           3,403             7%                        3%
Revenues                                        3,869           3,489            11%                        7%
EBIT                                               40              79           -49%                      -49%

* Results from the Oil, Gas and Petrochemicals division are reported under discontinued operations and do not contribute to ABB's 2002 full-year orders, revenues and EBIT.

Full-year 2002 performance - key figures in detail
(Unaudited based on new division structure)

--------------------------------------------------------------------------------------------------------------
US$ in millions                                    Full year        Full year       Change     Change in local
(except where indicated)                                2002             2001                       currencies
--------------------------------------------------------------------------------------------------------------
Group orders                                          18,112           19,672          -8%                -10%
         Automation Technologies                       8,699            8,319           5%                  1%
         Power Technologies                            6,843            7,474          -8%                -10%
         Non-core activities                           4,161            5,072
         Corporate                                    -1,591           -1,193
--------------------------------------------------------------------------------------------------------------
Group revenues                                        18,295           19,382          -6%                 -8%
         Automation Technologies                       8,482            8,508           0%                 -3%
         Power Technologies                            7,103            6,873           3%                  2%
         Non-core activities                           4,186            5,130
         Corporate                                    -1,476           -1,129
--------------------------------------------------------------------------------------------------------------
Group earnings before interest and taxes                 336              179          88%                 82%
(EBIT)
         Automation Technologies                         518              515           1%                 -3%
         Power Technologies                              428              392           9%                 10%
         Non-core activities                            -217             -397
         Corporate                                      -393             -331
--------------------------------------------------------------------------------------------------------------
Group EBIT margin (%)                                   1.8%             0.9%
         Automation Technologies                        6.1%             6.1%
         Power Technologies                             6.0%             5.7%
         Non-core activities                           -5.2%            -7.7%
         Corporate                                      n.a.             n.a.
--------------------------------------------------------------------------------------------------------------
Net income                                              -787             -691         n.a.                n.a.
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                126            1,983
--------------------------------------------------------------------------------------------------------------

Full year 2002

Income statement
Orders for 2002 were US$ 18,112 million, down 10 percent in local currencies and 8 percent in nominal terms from US$ 19,672 for the full year 2001. Lower orders were mainly due to fewer large project orders in Utilities, as well as difficult market conditions for businesses in non-core activities, particularly Building Systems. Both Power Technology Products and Automation Technology Products grew orders in local currency terms (+ 3 percent and +5 percent, respectively) compared to 2001, while Industries recorded a 7 percent drop.

Revenues amounted to US$ 18,295 million, down 8 percent in local currencies and 6 percent in nominal terms compared to the year before (2001: US$ 19,382 million). Utilities, Industries and non-core activities reported lower revenues, while Power Technology Products and Automation Technology Products grew by 9 percent and 3 percent, respectively.

EBIT margin was 1.8 percent versus 0.9 percent in 2001. Industries and Power Technology Products reported higher margins as productivity and cost-cutting programs started to positively impact EBIT, while Automation Technology Products' margin was down due to higher restructuring costs. Utilities' margin was negatively impacted as a result of the execution of low-margin projects taken in 1999 and 2000.

EBIT was US$ 336 million, almost doubling compared to 2001 (US$ 179 million). Losses from non-core activities were sharply reduced to US$ 217 million from US$ 397 million in 2001 (EBIT 2001 included a one-time US$ 295 million charge for Insurance, following a change in accounting for reserves). Costs were higher in Corporate, at US$ 393 million (2001: US$ 331 million).

EBIT includes Other Expense of US$ 116 million, comprising:
o    Restructuring charges of US$ 261 million (2001: US$ 220 million)
o    Capital gains of US$ 119 million (2001: US$ 57 million)
o    Write-downs of assets of US$ 93 million (2001: US$ 92 million)
o Income from equity accounted companies, licenses and other of US$ 119 million (2001: US$ 150 million)

Finance net was US$ 129 million, (2001: US$ 190 million). Interest expense for 2002 was reduced by a gain of US$ 215 million, arising from the accounting treatment of the convertible bonds that ABB issued in May 2002. This is an unrealized, mark-to-market gain on the equity conversion option on the convertible bond, which may fluctuate in future with market prices and be amortized during the life of the bond.

The loss from discontinued operations amounted to US$ 853 million for the full-year 2002, up from US$ 501 million in 2001. This was a result of asbestos-related provisions, the disposal loss on the 2002 divestment of Structured Finance (US$ 135 million, excluding currency translation adjustments), as well as losses associated with units in discontinued operations (including the former Oil, Gas and Petrochemicals division at a US$ 86 million loss) or abandonment.

ABB posted a net loss of US$ 787 million for the full-year 2002 (2001 loss: US$ 691 million).

Cash flow and balance sheet

Net cash provided by operating activities amounted to US$ 126 million (2001: US$ 1,983 million), after asbestos cash payments of US$ 206 million (US$ 136 million in 2001). Operating assets and liabilities provided a net US$ 419 million in cash, notwithstanding a negative impact of US$ 1,130 million from other assets and liabilities. This was mainly due to higher sales in excess of invoicing (arising from percentage of completion accounting), and lower advances from customers, non-trade payables and accrued expenses.

Cash and marketable securities totalled US$ 4,690 million at December 31, 2002 (US$ 5,366 million at December 31, 2001). ABB cut net debt by US$ 1.5 billion on a comparative basis. Before adjusting for the transfer of Oil, Gas and Petrochemicals to discontinued operations, and accounting for the asbestos settlement, net debt was cut to about US$ 2.6 billion from the previously reported US$ 4.1 billion at the end of 2001. After these adjustments, net debt was US$ 3.3 billion at December 31, 2002, compared to US$ 4.3 billion a year earlier.

Long-term debt at December 31, 2002 as a percentage of total debt was 68 percent compared to 52 percent at the end of December 2001. ABB has achieved its target to extend the maturity of its debt to two-thirds long-term and one-third short-term debt.

Stockholders' equity was US$ 1.1 billion at December 31, 2002.

Asbestos
In 2002, 34,568 claims against U.S. subsidiary Combustion Engineering (CE) were settled, 26 percent more than in the same period in 2001.More than 33 percent were settled without payment. Around 79,200 new claims were filed in 2002, compared to 2001. Settlement costs prior to insurance reimbursement were US$ 206 million (US$ 136 million in 2001).

In the fourth quarter of 2002, new asbestos claims (33,880) increased by 114 percent over the third quarter of 2002, while claims settled (8,332) went up by 10 percent. At the end of December 2002, 136,648 claims were pending (111,052 end of September 2002). All of these claims are covered in the pre-packaged Chapter 11 proceedings.

On Feb. 17, 2003, ABB announced that CE had filed for a pre-packaged Chapter 11 in the U.S. bankruptcy courts. Voting on the pre-packaged plan ended on Feb. 19. Although the vote is subject to review and confirmation by the court, CE has confirmed that it has received more than 75 percent of claimant votes in favor of the plan, representing more than two-thirds of the total value of claims as required for approval by eligible claimants.

ABB remains confident the court will approve the plan.

Note on new division structure, targets

ABB announced in its 2002 third-quarter results that it streamlined its divisional structure. Two new core divisions were created: Power Technologies, which combines the former Power Technology Products and Utilities divisions, and Automation Technologies, which combines the former Automation Technology Products and Industries divisions.

ABB's full-year 2002 results are shown for the new division structure on a pro forma basis on pages X and Y. For purposes of comparison, results for the new divisions for each quarter of 2002 and for the full year 2001 are provided in Appendix 2, page 41.

Divisional targets
Power Technologies: The division maintains its targets for compound average annual revenue growth of 5.3 percent from 2002 through 2005, and an EBIT margin of 10 percent for 2005. For 2003, divisional revenues are expected to grow by
5.3 percent, with an EBIT margin of 7 percent.

Automation Technologies: The division aims to achieve compound average annual revenue growth of 3.3 percent from 2002 through 2005, and an EBIT margin target of 10.7 percent for 2005. For 2003, divisional revenues are expected to grow by 3 percent with an EBIT margin of 7.1 percent.

Divisional performance Q4 2002
The Power Technology Products and Automation Technology Products divisions serve their customers through external channel partners and ABB's end-user divisions. More customers are being served directly by channel partners such as wholesalers, systems integrators and distributors. Orders, revenues and earnings associated with these customers are accordingly no longer reflected in the end-user divisions.

As a result, in the end-user divisions, orders and revenues from these "pull-through" products are decreasing correspondingly. Unless otherwise stated, there is no material impact on the EBIT of the end-user divisions. Overall, there is no impact on the Group's consolidated results, since the pull-through effects are offset by reduced internal eliminations (currently presented in Corporate). There is no impact on the product divisions, since for them it remains a sale to the same customer whether products are sold via external channel partners or internal end-user divisions.

For all figures except for EBIT margins, comments refer to the fourth quarter results expressed in local currencies. EBIT excluding capital gains is shown only if the aggregate of such gains for the division is material (in any case, if capital gains represent more than 10 percent of divisional EBIT).

Utilities

---------------------------------------------------------------------------------------------------
US$ in millions                           Oct.-Dec.      Oct.-Dec.        Change    Change in local
(except where indicated)                       2002           2001                       currencies
---------------------------------------------------------------------------------------------------
Orders                                          805          1,620          -50%               -52%
Revenues                                      1,288          1,672          -23%               -25%
EBIT                                            -10             36          n.a.               n.a.
EBIT margin                                   -0.8%           2.2%
Restructuring costs                             -19            -26
---------------------------------------------------------------------------------------------------

Orders dropped by 52 percent compared to the fourth quarter of 2001, mainly due to weak demand in the Americas and delays of some large project awards into 2003. Europe was mixed. A more selective bidding approach to secure future earnings quality also influenced order levels. Orders were down 38 percent, excluding product sales handled via channel partners.

Revenues were 25 percent lower. Excluding the pull-through effect, revenues decreased by 6 percent.

EBIT for the quarter was negative and the EBIT margin for the underlying operational performance (excluding pull-through, restructuring, capital gains in 2001 and 2002, and non-recurring amortization) decreased to 0.6 percent from 3.8 percent. The lower earnings were mainly due to the execution of low-margin systems projects (pre-2001) in Utility Power Systems. Steps have since been taken to improve project management and support higher project margins. In the fourth quarter, Utilities reported a capital gain of US$ 7 million.

Industries

---------------------------------------------------------------------------------------------------
US$ in millions                           Oct.-Dec.      Oct.-Dec.        Change    Change in local
(except where indicated)                       2002           2001                       currencies
---------------------------------------------------------------------------------------------------
Orders                                        1,166          1,071            9%                 2%
Revenues                                      1,339          1,406           -5%               -10%
EBIT                                             16             20          -20%               -32%
EBIT margin                                    1.2%           1.4%
Restructuring costs                             -44            -36
---------------------------------------------------------------------------------------------------

In spite of weak markets, orders increased slightly, driven by demand in two business areas: Petroleum, Chemical and Life Sciences, and Paper Printing, Metals and Minerals. Excluding product sales now handled via channel partners, orders increased by 32 percent.

Revenues were 10 percent lower but up 8 percent excluding the pull-through effect. Revenues were down except in the Petroleum, Chemical and Life Sciences business area.

EBIT decreased primarily as a result of lower revenues and one-time charges. The EBIT margin for the underlying operational performance (excluding restructuring, capital gains, non-recurring amortization and one-time charges) increased from
5.3 percent to 5.8 percent.

Oil, Gas and Petrochemicals
Please refer to the section discontinued operations on page 18.

Power Technology Products

---------------------------------------------------------------------------------------------------
US$ in millions                           Oct.-Dec.      Oct.-Dec.        Change    Change in local
(except where indicated)                       2002           2001                       currencies
---------------------------------------------------------------------------------------------------
Orders                                        1,064            949           12%                 6%
Revenues                                      1,179          1,140            3%                -1%
EBIT                                            101             44          130%               123%
EBIT margin                                    8.6%           3.9%
Restructuring costs                               0            -41
---------------------------------------------------------------------------------------------------

Orders rose by 6 percent compared to the same quarter of 2001, driven mainly by continuing strong demand in Asia, especially China. Higher demand in the Power Distribution business area also contributed to the improvement. Demand in North America was weak but stable. The European market remained mixed. Revenues in the quarter were flat.

Continuing operational improvements and productivity gains significantly lowered the cost base. As a result of this and in the absence of restructuring charges, EBIT more than doubled (up 123 percent) and the EBIT margin for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) rose to 8.6 percent from 6.7 percent. The number of employees decreased by 9 percent (excluding acquisitions and divestments).

Automation Technology Products

---------------------------------------------------------------------------------------------------
US$ in millions                           Oct.-Dec.      Oct.-Dec.        Change    Change in local
(except where indicated)                       2002           2001                       currencies
---------------------------------------------------------------------------------------------------
Orders                                        1,339          1,073           25%                15%
Revenues                                      1,394          1,196           17%                 8%
EBIT                                             91             44          107%                85%
EBIT margin                                    6.5%           3.7%
Restructuring costs                             -41            -39
---------------------------------------------------------------------------------------------------

Orders increased by 15 percent. All business areas contributed to the positive development. Robotics reported a double-digit increase in orders driven by demand in North America and Europe. Low-Voltage Products and Drives and Power Electronics benefited from the high demand in Asia, especially China. Overall, the American and European markets were mixed while Asia showed strong demand. The process automation market stabilized at a low level.

Revenues increased by 8 percent. Lower revenues in Control and Force Measurement and Electrical Machines were more than offset by the positive development in the other business areas.

EBIT increased by 85 percent, reflecting operational improvements and productivity gains from restructuring. The number of employees decreased by 6 percent (excluding acquisitions and divestments). The EBIT margin for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) increased from 7.6 percent to 9.5 percent.

Financial Services
ABB divested a large part of its Financial Services division in 2002. In addition, ABB has announced its intention to divest other financial business activities. Therefore, the Financial Services division has been wound down and its results will no longer be separately reported. The fourth quarter 2002 results from the part of Structured Finance sold to GE Commercial Finance can be found in the breakdown of items for discontinued operations on page 19. The EBIT for the remainder of Structured Finance, as well as Equity Ventures and Insurance is shown in Non-core activities, also on page 19.

Discontinued operations
During the preparation of year-end accounts, ABB's Oil, Gas and Petrochemicals
(OGP) activities have qualified to be reported as discontinued operations following ABB's decision to divest this business in 2003. For comparison, fourth-quarter 2002 orders, revenues, EBIT and EBIT margin are shown below:

Oil, Gas and Petrochemicals

---------------------------------------------------------------------------------------------------
US$ in millions                           Oct.-Dec.      Oct.-Dec.        Change    Change in local
(except where indicated)                       2002           2001                       currencies
---------------------------------------------------------------------------------------------------
Orders                                        1,153            801           44%                34%
Revenues                                        982          1,039           -5%               -11%
EBIT                                            -69            -40          n.a.               n.a.

Orders in the quarter increased by 34 percent, driven mainly by several large orders in the Upstream market where demand strengthened. Downstream markets remained flat. Revenues decreased as a result of lower order intake in the previous quarters. Cost overruns and project write-downs of approximately US$ 104 million in the fourth quarter led to a loss.

Discontinued operations

----------------------------------------------------------------------------------------------------------------
US$ in millions                                             Oct.-Dec.    Oct.-Dec.      Full year      Full year
                                                                 2002         2001           2002           2001
(except where indicated)
----------------------------------------------------------------------------------------------------------------
Income/(Loss)*                                                   -710         -525           -853           -501
         Oil, Gas and Petrochemicals                              -93          -26            -86             -4
         Structured Finance                                       -78           12           -190              8
         Combustion Engineering                                  -420         -470           -420           -470
         Other divested businesses                               -119          -41           -157            -35

* including taxes


For the fourth quarter 2002, losses from discontinued operations increased to US$ 710 million following US$ 420 million in provisions for Combustion Engineering, project losses in Oil, Gas and Petrochemicals, and the final divestment costs for Structured Finance. Of Structured Finance's fourth quarter US$ 78 million divestment cost, US$ 55 million was for currency translation adjustments that were already reflected in stockholders' equity.

Other divested businesses posted losses of US$ 119 million, mainly due to goodwill write-down.

For the full year 2002, the loss from discontinued operations was US$ 853 million, up from US$ 501 million in 2001. The main items were asbestos provisions, the US$ 135 million divestment loss (excluding the currency translation adjustment) for Structured Finance, and US$ 86 million in losses for the full year for Oil, Gas and Petrochemicals. The OGP loss was after project provisions of US$ 167 million for the year.

Non-core activities

-------------------------------------------------------------------------------------------------------
US$ in millions                                                       Oct.-Dec               Oct.-Dec.
                                                                          2002                    2001
(except where indicated)
-------------------------------------------------------------------------------------------------------
EBIT                                                                      -110                    -480
     Equity Ventures/Remaining Structured Finance                           -6                      50

     Insurance                                                              -3                    -354
     Building Systems                                                      -42                      -6
-------------------------------------------------------------------------------------------------------
     Other activities*                                                     -59                    -170
-------------------------------------------------------------------------------------------------------

* Comprises mainly Group Processes and New Ventures

The EBIT loss for the fourth quarter was US$ 110 million, sharply down from the US$ 480 million loss reported for the fourth quarter in 2001. The main reason for reduced losses was the inclusion of a US$ 295 million charge for a change in accounting for reserves in Scandinavian Re, part of Insurance, together with US$ 90 million in portfolio write-downs that were booked in the fourth quarter of 2001. For the fourth quarter 2002, good premium income was offset by a write-down in marketable securities, resulting in a small loss.

Equity Ventures and the remaining Structured Finance businesses reported lower EBIT, as no new business is being written in either unit.

Building Systems posted a loss for the quarter of US$ 42 million, following further project write-downs and restructuring.

The loss from other activities was sharply reduced to US$ 59 million, mainly due to reduced write-downs in New Ventures.

Corporate

------------------------------------------------------------------------------------------------------
US$ in millions                                                      Oct.-Dec.               Oct.-Dec.
(except where indicated)                                                  2002                    2001
------------------------------------------------------------------------------------------------------
EBIT                                                                       -88                    -102
         Headquarters/Stewardship                                            7                      25
         Research and development                                          -24                     -39
         Other*                                                            -71                     -88
------------------------------------------------------------------------------------------------------

* includes consolidation, real estate and Treasury Services.

Costs for Corporate decreased to US$ 88 million for the fourth quarter 2002. Reduced infrastructure costs and a one-time rebate on previously booked costs led to a small positive income for Headquarters/Stewardship. Research and development costs decreased following the successful reorganization of ABB's global research centers earlier in the year.

Further information
The 2002 Q4 and full-year results press release and presentation slides are available from February 27, 2003 on the ABB Investor Relations homepage at www.abb.com/investorrelations.

The audio playback of the conference call will be available for 72 hours after the call. Further reporting dates in 2003 are April 29 (Q1), July 29 (Q2), and October 28 (Q3). The annual general meeting will be held on Friday, May 16 in Switzerland with an information meeting for shareholders in Sweden on Monday, May 19.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 139,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved




For more information please contact:

Media Relations,Zurich:                       Investor Relations:
Thomas Schmidt, Wolfram Eberhardt             Switzerland: Tel. + 41 43 317 3408
Tel:  +41 43 317 6492, +41 43 317 6512        Sweden: Tel. + 46 21 325 729
Fax: +41 43 317 7958                          USA: Tel: +1  203 750 7743
media.relations@ch.abb.com                    investor.relations@ch.abb.com

                          Summary Financial Information
                            Year Ended December 2002

                                     ABB Ltd

               Summary Consolidated Income Statements (unaudited)

-----------------------------------------------------------------------------------------------------------------------------
                                                                              January-December             October-December
                                                                             2002          2001           2002         2001
                                                                            -------------------------------------------------
                                                                               ------- all amounts are unaudited -------
                                                                                 (in millions, except per share data)
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                 $   18,295    $   19,382     $   5,268    $   5,530
Cost of sales                                                               (13,769)      (14,910)       (4,122)      (4,557)
                                                                       ------------------------------------------------------
Gross profit                                                                  4,526         4,472         1,146          973
Selling, general and administrative expenses                                 (4,033)       (3,993)       (1,052)      (1,154)
Amortization expense                                                            (41)         (195)          (11)         (51)
Other income (expense), net                                                    (116)         (105)          (83)        (206)
                                                                       ------------------------------------------------------
Earnings before interest and taxes                                              336           179            --         (438)
Interest and dividend income                                                    193           414             3          101
Interest and other finance expense                                             (322)         (604)         (164)        (158)
                                                                       ------------------------------------------------------
Income (loss) from continuing operations before taxes and minority
interest                                                                        207           (11)         (161)        (495)
Provision for taxes                                                             (70)          (80)           55           61
Minority interest                                                               (71)          (36)          (22)         (21)
                                                                       ------------------------------------------------------
Income (loss) from continuing operations                                         66          (127)         (128)        (455)
Loss from discontinued operations, net of tax                                  (853)         (501)         (710)        (525)
Cumulative effect of  change in accounting principles (SFAS 133),
net of tax                                                                       --           (63)           --           --
                                                                       ------------------------------------------------------
Net loss                                                                 $     (787)   $     (691)    $    (838)   $    (980)
                                                                       ======================================================
Basic earnings (loss) per share:
Income (loss) from continuing operations                                 $     0.06    $    (0.11)    $   (0.12)   $   (0.41)
Net loss                                                                 $    (0.71)   $    (0.61)    $   (0.75)   $   (0.88)

Diluted earnings (loss) per share:
Income (loss) from continuing operations                                 $    (0.10)   $    (0.11)    $   (0.12)   $   (0.41)
Net loss                                                                 $    (0.84)   $    (0.61)    $   (0.75)   $   (0.88)
-----------------------------------------------------------------------------------------------------------------------------

Amounts in prior periods have been reclassified to conform to the Company's current presentation.

                                     ABB Ltd
                 Summary Consolidated Balance Sheets (unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  At                   At                  At
                                                                             December 31          September 30        December 31
                                                                                 2002                 2002                2001
                                                                          ----------------------------------------------------------
                                                                                   ------- all amounts are unaudited -------
                                                                                                 (in millions)
Cash and equivalents                                                         $   2,478            $   1,597           $   2,442
Marketable securities                                                            2,212                1,896               2,924
Receivables, net                                                                 7,197                6,513               6,692
Inventories, net                                                                 2,377                2,883               2,568
Prepaid expenses and other                                                       2,694                2,097               2,122
Assets in discontinued operations                                                3,095                7,124               5,912
                                                                          ----------------------------------------------------------
Total current assets                                                            20,053               22,110              22,660
Financing receivables, non-current                                               1,802                1,996               2,086
Property, plant and equipment, net                                               2,792                2,657               2,753
Goodwill                                                                         2,321                2,333               2,188
Other intangible assets, net                                                       591                  594                 587
Investments and other                                                            1,990                2,237               2,070
                                                                          ----------------------------------------------------------
Total assets                                                                 $  29,549            $  31,927           $  32,344
                                                                          ==========================================================
Accounts payable, trade                                                      $   2,961            $   2,495           $   2,506
Accounts payable, other                                                          2,195                2,410               2,517
Short-term borrowings and current maturities of long-term borrowings             2,576                3,641               4,701
Accrued liabilities and other                                                    8,352                7,038               7,100
Liabilities in discontinued operations                                           2,295                3,664               3,342
                                                                          ----------------------------------------------------------
Total current liabilities                                                       18,379               19,248              20,166
Long-term borrowings                                                             5,376                5,475               5,003
Pension and other related benefits                                               1,659                1,829               1,617
Deferred taxes                                                                   1,179                1,088               1,049
Other liabilities                                                                1,647                2,085               2,280
                                                                          ----------------------------------------------------------
Total liabilities                                                               28,240               29,725              30,115
Minority interest                                                                  257                  270                 215
     Capital stock and additional paid-in capital (1,280,009,432 shares
     authorized, 1,200,009,432 shares issued)                                    2,027                2,027               2,028
     Retained earnings                                                           2,648                3,486               3,435
     Accumulated other comprehensive loss                                       (1,873)              (1,831)             (1,699)
     Treasury stock, at cost (86,830,312 shares at December 31, 2002)           (1,750)              (1,750)             (1,750)
                                                                          ----------------------------------------------------------
Total stockholders' equity                                                       1,052                1,932               2,014
                                                                          ----------------------------------------------------------
Total liabilities and stockholders' equity                                   $  29,549            $  31,927           $  32,344
                                                                          ----------------------------------------------------------

Amounts in prior periods have been reclassified to conform to the Company's current presentation.

                                     ABB Ltd
            Summary Consolidated Statements of Cash Flows (unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   January - December          October - December
                                                                                  2002          2001           2002          2001
                                                                              ------------------------------------------------------
                                                                                      ------- all amounts are unaudited -------
                                                                                                    (in millions)
------------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net loss                                                                       $  (787)      $  (691)       $  (838)      $  (980)
Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization                                                 611           787            169           204
     Change in provisions*                                                        (188)        1,146            230         1,149
     Pension and other related benefits                                            144             1             75           (13)
     Deferred taxes                                                               (121)          (89)           (72)         (102)
     Net gain from sale of property, plant and equipment                           (23)          (23)            (3)          (10)
     Other                                                                          71           121            213           119
     Changes in operating assets and liabilities:
          Marketable securities (trading)                                          498            72             --            (7)
          Trade receivables                                                        605            65            231           199
          Inventories                                                              367          (106)           502           443
          Trade payables                                                            79           736            132           292
          Other assets and liabilities, net                                     (1,130)          (36)          (278)          502
                                                                              ------------------------------------------------------
Net cash provided by operating activities                                          126         1,983            361         1,796
                                                                              ------------------------------------------------------
Investing activities
Changes in financing receivables                                                    13          (907)           (99)          198
Purchases of marketable securities (other than trading)                         (4,184)       (3,280)        (1,848)       (1,032)
Purchases of property, plant and equipment                                        (602)         (761)          (158)         (201)
Acquisitions of businesses (net of cash acquired)                                 (144)         (578)           (45)           (3)
Proceeds from sales of marketable securities (other than trading)                4,332         3,873          1,696         1,105
Proceeds from sales of property, plant and equipment                               476           152             86            72
Proceeds from sales of businesses (net of cash disposed)                         2,583           283          2,326           252
                                                                              ------------------------------------------------------
Net cash provided by (used in) investing activities                              2,474        (1,218)         1,958           391
                                                                              ------------------------------------------------------
Financing activities
Changes in borrowings                                                           (2,815)        2,639         (1,796)       (1,661)
Treasury and capital stock transactions                                             --        (1,393)            --            40
Dividends paid                                                                      --          (502)            --            --
Other                                                                               73           (67)           140            (6)
                                                                              ------------------------------------------------------
Net cash provided by (used in) financing activities                             (2,742)          677         (1,656)       (1,627)
                                                                              ------------------------------------------------------
Effects of exchange rate changes on cash and equivalents                           141           (72)            91           (25)
                                                                              ------------------------------------------------------
Net change in cash and equivalents                                                  (1)        1,370            754           535
                                                                              ------------------------------------------------------
Cash and equivalents (beginning of period - restated)                            2,442         1,244          1,597         1,964
Cash and equivalents (beginning of period - assets in discontinued
operations)                                                                        325           153            415           268
                                                                              ------------------------------------------------------
Cash and equivalents (beginning of period - total)                               2,767         1,397          2,012         2,232
                                                                              ------------------------------------------------------
Cash and equivalents (end of period - restated)                                  2,478         2,442          2,478         2,442
Cash and equivalents (end of period - assets in discontinued operations)           288           325            288           325
                                                                              ------------------------------------------------------
Cash and equivalents (end of period - total)                                   $ 2,766       $ 2,767        $ 2,766       $ 2,767
                                                                              ======================================================
Interest paid                                                                  $   475       $   702        $    30       $   123
Taxes paid                                                                     $   298       $   273        $    96       $    10
------------------------------------------------------------------------------------------------------------------------------------

* Restated to reflect the change in all provisions (previously this line comprised of restructuring provisions only)

Amounts in prior periods have been reclassified to conform to the Company's current presentation.

     ABB Ltd notes to summary consolidated financial statements (unaudited)
                  (US$ in millions, except per share amounts)

Note 1  Developments in the year ended December 31, 2002:

o    Annual general meeting
     At the Company's annual general meeting held on March 12, 2002, the Company's shareholders approved the resolution to not pay a dividend in 2002. In addition, shareholders approved the resolution to not effect a capital reduction of 24 million shares purchased during the first half of 2001, as a result of changed market conditions.

o    Restructuring program

     2001 program
     In July 2001, the Company announced a restructuring program anticipated to extend over 18 months. This restructuring program was initiated in an effort to simplify product lines, reduce multiple location activities and perform other downsizing in response to consolidation of major customers in certain industries.

     In 2002, the Company recognized total restructuring charges and related asset write-downs of $187 million. Charges of $166 million were related to workforce reductions and charges of $38 million were related to lease terminations and other exit costs associated with this restructuring program. These costs are included in other income (expense), net. Based on analysis, Management's estimate has been revised resulting in a $31 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs. This revision is recognized as a component of other income (expense), net. Termination benefits of $176 million were paid to approximately 4,000 employees and $29 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included $78 million for termination benefits and $49 million for lease terminations and other exit costs.

     As a result of the 2001 restructuring program, certain assets have been identified as impaired or will no longer be used in continuing operations. The company recorded $14 million to write down these assets to fair value. These costs are included in other income (expense), net.

     Step Change Program
     In October 2002 the company announced The Step Change program to reduce ABB's cost base and increase competitiveness, and pave the way for a change of culture. It is scheduled to cut at least $800 million over an 18-month period.

     In 2002, the Company recognized total restructuring charges and related asset write-downs of $79 million. Charges of $51 million were related to workforce reductions and charges of $26 million were related to lease terminations and other exit costs associated with this restructuring program. These costs are included in other income (expense), net. Termination benefits of $13 million were paid to approximately 200 employees and $1 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included $38 million for termination benefits and $25 million for lease terminations and other exit costs.

     As a result of Step Change program, certain assets have been identified as impaired or will no longer be used in continuing operations. The company recorded $2 million to write down these assets to fair value. These costs are included in other income (expense), net.

o    Borrowings
     The Company's total borrowings outstanding at December 31, 2002 and 2001, amounted to $7,952 million and $9,704 million respectively (after reclassification to liabilities in discontinued operations of $86 million at December 31, 2001 in connection with the discontinuation of certain businesses). Of the total outstanding, $478 million at December 31, 2002 and $3,297 million at December 31, 2001 was in the form of commercial paper with an average interest rate of 4.8% and 2.7% respectively.

     In March 2002, the Company drew down $2,845 million of a $3 billion committed bank facility established in December 2001. A portion of these proceeds was used to repay commercial paper borrowings, which were reduced to $1,760 million at March 31, 2002. In the second quarter of 2002, primarily as a result of amounts maturing, the outstanding commercial paper borrowings were further reduced to $349 million at June 30, 2002. Following the issuance of additional commercial paper in the third quarter of 2002, there was a net increase in commercial paper outstanding to $674 million at September 30, 2002.

     In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625% and are convertible into approximately 85 million shares of the Company.

     Also in May 2002, the Company issued bonds due in 2009 with an aggregate principal amount of 200 million pound sterling, or approximately $292 million, which pay interest semi-annually in arrears at 10% per annum. In addition, the Company issued in May 2002, bonds due 2008 with an aggregate principal amount of 500 million euro, or approximately $466 million, which pay interest annually in arrears at 9.5% per annum. In line with the Company's policy of reducing its interest rate and currency exposure, a cross currency and an interest rate swap, respectively, have been used to modify the characteristics of these bonds.

     Pursuant to the terms of the Company's $3 billion committed bank facility, amended in April 2002, the proceeds from the convertible bonds, the sterling-denominated bonds and the euro-denominated bonds were used to repay and reduce the amount available under the facility to $1,315 million at June 30, 2002. Also in line with the terms of the facility, the proceeds from the sale of the Company's Swedish real estate property announced in the second quarter of 2002, were used to repay and further reduce the amount available and outstanding under the facility to $1,000 million by September 30, 2002. This amount was repaid in the fourth quarter of 2002 and the facility closed.

     In December 2002, the Company established a new $1.5 billion 364-day revolving credit facility. As of December 31, 2002, nothing had been drawn under this new facility. Up to a maximum amount of $750 million may be extended for up to a further 364 days in the form of term loans.

     The facility is secured by a package of ABB assets, including a portion of the Oil, Gas and Petrochemicals division, which is earmarked for divestment in 2003 and is included in assets and liabilities in discontinued operations.

     The facility also contains certain financial covenants,including minimum interest coverage, maximum gross debt level, a minimum level of consolidated net worth as well as minimum levels of disposal proceeds for specified assets and businesses during 2003.

o    Accounting for the convertible bonds
     As described above, in May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007.

     The Company's shares to be issued if the bonds are converted are denominated and traded in Swiss francs while the bonds are denominated in U.S. dollars. Therefore, under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, a component of the convertible bonds must be accounted for as a derivative, with changes in fair value recorded through earnings. As a result of the decline in the Company's share price since issuance of the bonds, the Company has recorded a net gain of $215 million in interest and other finance expense from the decrease in fair value of the derivative liability, with a corresponding reduction in long-term borrowings on the balance sheet.

o    Discontinued operations
     In November 2002, the Company sold the majority of its Structured Finance business to GE Commercial

     Finance for total cash proceeds of approximately $2.3 billion. The Structured Finance portfolio divested includes global infrastructure financing, equipment leasing and financing businesses. The Company recognized losses of approximately $190 million on the disposal of the Structured Finance business. The divestment of this activity is in line with the Company's strategy to focus on power and automation technologies for industry and utility customers. In addition, the sale of Structured Finance was an important step in the Company's ongoing program to strengthen the balance sheet and reduce net debt.

     Also in December 2002, the Company sold its Metering business to Ruhrgas Industries GmbH of Germany, for approximately $244 million on a cash and debt free basis. The Company recognized losses of approximately $54 million on the disposal of the Metering business. Water and electricity metering is no longer a core business for the Company, and its divestment was part of the Company's strategy to focus on power and automation technologies for industry and utility customers.

     In addition, the Company has discontinued a minor operation in its Power Technology Products division and another minor operation in the New Ventures business area.

     In the fourth quarter of 2002, the Company committed to sell its Oil, Gas and Petrochemical business which has been reflected as discontinued operations as of December 31, 2002. In addition, the Company has also discontinued certain other minor operations and projects.

     These divestments and discontinuations are treated as discontinued operations pursuant to Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001 by the Financial Accounting Standards Board. The balance sheet and income statement data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities in discontinued operations and as discontinued operations. In the statement of cash flows the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

     The loss from discontinued operations, including taxes, of $853 million recorded in 2002 includes revenues of $3,947 million.

     At December 31, 2002, the major classes of assets in discontinued operations are: cash, cash equivalents and marketable securities for $300 million; receivables for $1,285 million; inventories for $397 million; prepaid expenses and other for $152 million; financing receivables for $41 million; goodwill for $502 million, other intangible assets for $59 million; property, plant and equipment for $121 million; and investments and other for $238 million. At December 31, 2002, the major classes of liabilities in discontinued operations are: accounts payable for $1,677 million; borrowings for $45 million; accrued liabilities and other for $315 million; pension and post-retirement benefits for $90 million; deferred tax liabilities for $40 million; and other liabilities for $129 million.

o    Earnings per share
     The potential common shares from the warrants and options outstanding in connection with the Company's management incentive plan, were excluded from the computation of diluted earnings (loss) per share in the 2002 and 2001 periods presented, as their inclusion would have been antidilutive. In the full year 2002 period, the potential common shares from the convertible bonds were included in the computation of diluted earnings (loss) per share for the period they were outstanding, while they were excluded from the computation of diluted earning (loss) per share in the fourth quarter of 2002, as their inclusion would have been antidilutive.

------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                                              January - December           October - December
                                                                             2002         2001            2002          2001
                                                                          ----------------------------------------------------------
                                                                                     (in millions, except per share data)
Income (loss) from continuing operations                                   $    66      $    (127)     $    (128)     $    (455)
Loss from discontinued operations, net of tax                                 (853)          (501)          (710)          (525)
Cumulative effect of change in accounting principles (SFAS 133), net of
tax                                                                             --            (63)            --             --
                                                                          ----------------------------------------------------------
Net loss                                                                   $  (787)      $   (691)     $    (838)     $    (980)
                                                                          ==========================================================

Weighted average number of shares outstanding                                1,113          1,132          1,113          1,113

Basic earnings (loss) per share:
Income (loss) from continuing operations                                   $  0.06       $  (0.11)     $   (0.12)     $   (0.41)
Loss from discontinued operations, net of tax                                (0.77)         (0.44)         (0.63)         (0.47)
Cumulative effect of  change in accounting principles (SFAS 133), net of
tax                                                                             --          (0.06)            --             --
                                                                          ----------------------------------------------------------
Net loss                                                                   $ (0.71)      $  (0.61)     $   (0.75)     $   (0.88)
                                                                          ==========================================================

------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                                            January - December           October - December
                                                                             2002         2001            2002          2001
                                                                          ----------------------------------------------------------
                                                                                     (in millions, except per share data)
Income (loss) from continuing operations                                   $    66       $   (127)     $    (128)      $   (455)
Effect of dilution:
Convertible bonds, net of tax                                                 (187)            --             --             --
                                                                          ----------------------------------------------------------
Income (loss) from continuing operations, adjusted                            (121)          (127)          (128)          (455)
Loss from discontinued operations, net of tax                                 (853)          (501)          (710)          (525)
Cumulative effect of  change in accounting principles (SFAS 133), net of
tax                                                                             --            (63)            --             --
                                                                          ----------------------------------------------------------
Net loss                                                                   $  (974)      $   (691)     $    (838)      $   (980)
                                                                          ==========================================================

Weighted average number of shares outstanding                                1,113          1,132          1,113          1,113
Dilution from convertible bonds                                                 53             --             --             --
                                                                          ----------------------------------------------------------
Diluted weighted average number of shares outstanding                        1,166          1,132          1,113          1,113
                                                                          ==========================================================
Diluted earnings (loss) per share:
Income (loss) from continuing operations                                   $ (0.10)      $  (0.11)     $   (0.12)      $  (0.41)
Loss from discontinued operations, net of tax                              $ (0.74)      $  (0.44)     $   (0.63)      $  (0.47)
Cumulative effect of  change in accounting principles (SFAS 133), net of
tax                                                                        $    --       $  (0.06)     $      --       $     --
                                                                          ----------------------------------------------------------
Net loss                                                                   $ (0.84)      $  (0.61)     $   (0.75)      $  (0.88)
                                                                          ==========================================================

o    Commitments and contingencies
     Asbestos related claims

     In 2002, 34,568 claims against U.S. subsidiary Combustion Engineering (CE) were settled, 26 percent more than in the same period in 2001.More than 33 percent were settled without payment. Around 79,200 new claims were filed in 2002, compared to 2001. Settlement costs prior to insurance reimbursement were US$ 206 million (US$ 136 million in 2001).

     In the fourth quarter of 2002, new asbestos claims (33,880) increased by 114 percent over the third quarter of 2002, while claims settled (8,332) went up by 10 percent. At the end of December 2002, 136,648 claims were pending (111,052 end of September 2002). All of these claims are covered in the pre-packaged Chapter 11 proceedings.

     On February 17, 2003, ABB announced that CE has filed for a pre-packaged Chapter 11 in the U.S. bankruptcy courts. Voting on the pre-packaged plan ended on Feb. 19. Although the vote is subject to review and confirmation by the court, CE has confirmed that it has received more than 75 percent of claimant votes in favor of the plan, representing more than two-thirds of the total value of claims as required for approval by eligible claimants.

ABB remains confident the court will approve the plan.

Note 2  Significant Accounting Policies

The summary consolidated financial information is prepared on the basis of United States (US) generally accepted accounting principles (USGAAP) and is presented in U.S. dollars ($) unless otherwise stated. These figures are still subject to final audit clearance. Data for orders and number of employees are shown as additional information and are not a required disclosure under USGAAP.

Par value of capital stock is denominated in Swiss francs. The summary financial information as of December 31, 2002, should be read in conjunction with the December 31, 2001, financial statements contained in the Company's Annual Report and the Form 20-F.

New accounting standards

In 2001, the Company accounted for the adoption of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended, as a change in accounting principle. Based on the Company's derivative positions at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss of $63 million, net of tax, in the consolidated income statement and a reduction of $41 million, net of tax, in accumulated other comprehensive income (loss).

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but will be charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets will be recognized separately from goodwill, and will be amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment found. The Company completed this test in the second quarter of 2002 and determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense of $191 million and $55 million in the year and three months ended December 31, 2001, respectively. Accordingly, income from continuing operations and net loss would have been $28 million ($0.02 per share) and $500 million ($0.44 per share), respectively, in the year ended December 31, 2001, and loss from continuing operations and net loss would have been $411 million ($0.37 per share) and $925 million ($0.83 per share), respectively, in the three months ended December 31, 2001, if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In June 2001, the Financial Accounting Standards Board issued SFAS 143 (SFAS
143), Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. After management review of existing third party contracts, lease agreements and other similar agreements and initial estimation of the fair value of identified asset retirement obligations, the Company came to a conclusion that application of the new rules will not result in any material increase in property and equipment or increase in liabilities, and a cumulative effect on net income and stockholder's equity in not expected to be significant.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and group of assets as discontinued operations for all periods presented. In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $12 million and of $6 million, net of tax, recorded as extraordinary items in the fourth quarter of 2001 and in the first quarter of 2002, respectively, have been reclassified and included in income from continuing operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003 and is to be applied to restructuring plans initiated after that date. The Company does not expect SFAS 146 to have a material impact on its results of operations.

Note 3  Summary of Consolidated Stockholders' Equity

--------------------------------------------------------------------------------------------------------------------
(in millions)

Stockholders' equity at January 1, 2002                                                             $   2,014
Comprehensive loss:
Net loss                                                                         (787)
Foreign currency translation adjustments                                         (111)
Foreign currency translation adjustments related to discontinued
operations                                                                        (90)
Unrealized gain on available-for-sale securities, net of tax                        3
Minimum pension liability adjustment, net of tax                                 (107)
Derivatives qualifying as hedges (SFAS 133), net of tax                           131
                                                                           -----------
Total comprehensive loss                                                                                 (961)
                                                                                                    ----------
Other                                                                                                      (1)
                                                                                                    ----------
Stockholders' equity at December 31, 2002 (unaudited)                                               $   1,052
                                                                                                    ==========
--------------------------------------------------------------------------------------------------------------------

Note 4  Segment and Geographic Data

During 2001, the Company realigned its worldwide enterprise around customer groups, replacing its former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions - Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals - serve end-user customers with products, systems and services. The two channel partner divisions - Power Technology Products and Automation Technology Products - serve external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provides services and project support for the Company as well as for external customers.

In April 2002, the Company merged its Process Industries division and its Manufacturing and Consumer Industries division to form a new Industries division, consisting of the following business areas: Automotive Industries; Manufacturing; Electronics and Consumer Industries; Marine and Turbocharging; Paper, Printing, Metals and Minerals; and Petroleum, Chemicals and Life Sciences. Segment data are presented below to reflect this change and prior period data have been restated accordingly.

o The Utilities division serves electric, gas and water utilities - whether state-owned or private, global or local, operating in liberalized or regulated markets - with a portfolio of products, services and systems. The division's principal customers are generators of power, owners and operators of power transmission systems, energy traders and local distribution companies.

o The Industries division serves the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

o The Power Technology Products division covers the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. They are sold through the Company's end user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators.

o The Automation Technology Products division provides products, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products, all geared toward one common industrial IT architecture for real-time automation and information solutions throughout a business. These technologies are sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators.

o The Non-core activities division was created to group the following activities of the Company: Equity Ventures, Insurance, the remaining Structured Finance business, Building Systems, Semiconductors, Customer Service, Group Processes, Air Handling, Logistic Systems, and New Ventures.

In order to streamline the Company's structure and improve operational performance, the Company is, as of January 1, 2003, putting into place two divisions: Power Technologies, which will combine the Power Technology Products and Utilities divisions; and Automation Technologies, which will combine the Automation Technology Products and Industries divisions.

The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, and EBIT, all of which have been restated to reflect the changes to the Company's internal structure. For the 2001 periods presented, division revenues and EBIT are presented as if certain historical third-party sales by subsidiaries in the product divisions had been routed through other divisions.

Segment data

------------------------------------------------------------------------------------------------------------------
                                                                            Orders received
                                                    --------------------------------------------------------------
(in millions)                                            January - December                October - December
                                                    --------------------------------------------------------------
                                                       2002              2001             2002              2001
------------------------------------------------------------------------------------------------------------------
Utilities                                           $   4,458         $   6,436        $     805         $   1,620
Industries                                              4,614             4,865            1,166             1,071
Power Technology Products                               4,387             4,221            1,064               949
Automation Technology Products                          5,074             4,669            1,339             1,073
Non-core activities                                     4,161             5,072            1,091             1,340
Corporate(1)                                           (4,582)           (5,591)            (964)           (1,160)
                                                    --------------------------------------------------------------
Total                                               $  18,112         $  19,672        $   4,501         $   4,893
                                                    ==============================================================

------------------------------------------------------------------------------------------------------------------
                                                                              Revenues
                                                    --------------------------------------------------------------
(in millions)                                            January - December                October - December
                                                    --------------------------------------------------------------
                                                       2002              2001             2002              2001
------------------------------------------------------------------------------------------------------------------
Utilities                                           $   4,826         $   5,634        $   1,288         $   1,672
Industries                                              4,412             4,995            1,339             1,406
Power Technology Products                               4,355             3,961            1,179             1,140
Automation Technology Products                          5,035             4,756            1,394             1,196
Non-core activities                                     4,186             5,130            1,166             1,560
Corporate(1)                                           (4,519)           (5,094)          (1,098)           (1,444)
                                                    --------------------------------------------------------------
Total                                               $   18,295        $  19,382        $   5,268         $   5,530
                                                    ==============================================================

------------------------------------------------------------------------------------------------------------------
                                                                     EBIT (operating income)(2)
                                                    --------------------------------------------------------------
(in millions)                                            January - December                October - December
                                                    --------------------------------------------------------------
                                                       2002              2001             2002              2001
------------------------------------------------------------------------------------------------------------------
Utilities                                           $       75        $     158        $     (10)        $      36
Industries                                                 145              151               16                20
Power Technology Products                                  353              234              101                44
Automation Technology Products                             373              364               91                44
Non-core activities                                       (217)            (397)            (110)             (480)
Corporate(1)                                              (393)            (331)             (88)             (102)
                                                    --------------------------------------------------------------
Total                                               $      336        $     179        $       0         $    (438)
                                                    ==============================================================

------------------------------------------------------------------------------------------------------------------
                                                                     Depreciation and amortization(2)
                                                    --------------------------------------------------------------
(in millions)                                            January - December                October - December
                                                    --------------------------------------------------------------
                                                       2002              2001             2002              2001
------------------------------------------------------------------------------------------------------------------
Utilities                                           $       52        $      73        $      14         $      19
Industries                                                  56               94               17                25
Power Technology Products                                  117              119               31                31
Automation Technology Products                             158              218               38                49
Non-core activities                                        113              120               34                34
Corporate                                                   77               86               25                25
                                                    --------------------------------------------------------------
Total                                               $      573        $     710        $     159         $     183
                                                    ==============================================================

------------------------------------------------------------------------------------------------------------------
(in millions)                                                          Net operating assets
                                                        ----------------------------------------------------------
                                                        December 31, 2002             December 31, 2001
------------------------------------------------------------------------------------------------------------------
Utilities                                               $             992             $             790
Industries                                                          1,129                           924
Power Technology Products                                           1,389                         1,283
Automation Technology Products                                      2,278                         2,287
Non-core activities                                                 3,759                         3,525
Corporate                                                           1,634                         1,974
                                                        ----------------------------------------------------------
Total                                                   $          11,181             $          10,783
                                                        ==========================================================

------------------------------------------------------------------------------------------------------------------
                                                                       Number of employees(3)
                                                        ----------------------------------------------------------
                                                        December 31, 2002             December 31, 2001
------------------------------------------------------------------------------------------------------------------
Utilities                                                          14,774                        15,745
Industries                                                         23,257                        23,392
Power Technology Products                                          26,392                        27,555
Automation Technology Products                                     33,343                        39,462
Non-core activities                                                26,441                        33,953
Oil, Gas and Petrochemicals                                        11,915                        13,471
Corporate                                                           2,929                         3,287
                                                        ----------------------------------------------------------
Total                                                   $         139,051             $         156,865
                                                        ==========================================================

(1) Includes adjustments to eliminate inter-company transactions.

(2) The Company recognized, in its operating segments, the following amortization expense for goodwill in 2001 and the fourth quarter of 2001, respectively: Utilities, $24 million and $6 million; Industries, $41 million and $11 million; Power Technology Products, $6 million and $2 million; Automation Technology Products, $58 million and $16 million. The Company's total amortization expense for goodwill in 2001 and the fourth quarter of 2001 was $191 million and $55 million, respectively.

(3) Includes businesses in discontinued operations.

Geographic Information

------------------------------------------------------------------------------------------------------------------
                                                                         Orders received(4)
                                                    --------------------------------------------------------------
(in millions)                                            January - December                October - December
                                                    --------------------------------------------------------------
                                                       2002              2001             2002              2001
------------------------------------------------------------------------------------------------------------------
Europe                                              $   10,191        $  10,748        $   2,609         $   2,466
The Americas                                             3,993            4,972              858             1,484
Asia                                                     2,528            2,700              732               585
Middle East and Africa                                   1,400            1,252              302               358
                                                    --------------------------------------------------------------
Total                                               $   18,112        $  19,672        $   4,501         $   4,893
                                                    ==============================================================

------------------------------------------------------------------------------------------------------------------
                                                                             Revenues(4)
                                                    --------------------------------------------------------------
(in millions)                                            January - December                October - December
                                                    --------------------------------------------------------------
                                                       2002              2001             2002              2001
------------------------------------------------------------------------------------------------------------------
Europe                                              $   10,264        $  10,852        $   2,958         $   3,087
The Americas                                             4,101            4,863            1,068             1,367
Asia                                                     2,603            2,435              804               724
Middle East and Africa                                   1,327            1,232              438               352
                                                    --------------------------------------------------------------
Total                                               $   18,295        $  19,382        $   5,268         $   5,530
                                                    ==============================================================

(4) Orders received and revenues have been reflected in the regions based on the location of the customer.

                                    Appendix

  Key financial figures by division (new structure) Q1-Q4 2002, full-year 2001
                                    Unaudited

Please note that this is a preliminary restatement. The figures may change depending on adjustments to the scope of activities within each division.

Orders Received

----------------------------------------------------------------------------------------------------------------
US$ in millions                          Oct.-Dec.      July-Sep.      April-June      Jan.-Mar.   |  Full year
                                              2002           2002            2002           2002   |       2001
----------------------------------------------------------------------------------------------------------------
Automation Technologies                      2,177          2,036           2,322          2,164   |      8,319
Power Technologies                           1,589          1,514           1,809          1,931   |      7,474
Non-core activities                          1,091          1,105           1,023            942   |      5,072
Corporate                                     -356           -406            -487           -342   |     -1,193
Total                                        4,501          4,249           4,667          4,695   |     19,672


Revenues

----------------------------------------------------------------------------------------------------------------
US$ in millions                          Oct.-Dec.      July-Sep.      April-June      Jan.-Mar.   |  Full year
                                              2002           2002            2002           2002   |       2001
----------------------------------------------------------------------------------------------------------------
Automation Technologies                      2,386          2,064           2,171          1,861   |      8,508
Power Technologies                           2,047          1,743           1,786          1,527   |      6,873
Non-core activities                          1,166          1,113           1,040            867   |      5,130
Corporate                                     -331           -395            -440           -310   |     -1,129
Total                                        5,268          4,525           4,557          3,945   |     19,382


Earnings before interest and taxes

----------------------------------------------------------------------------------------------------------------
US$ in millions                          Oct.-Dec.      July-Sep.      April-June      Jan.-Mar.   |  Full year
                                              2002           2002            2002           2002   |       2001
----------------------------------------------------------------------------------------------------------------
Automation Technologies                        107            141             162            108   |        515
Power Technologies                              91             97             130            110   |        392
Non-core activities(1)                        -110            -72             -12            -23   |       -397
Corporate(1)                                   -88           -154            -166             15   |       -331
Total                                            0             12             114            210   |        179

1) See next page for detailed breakdown of EBIT for these activities


Depreciation and amortization

----------------------------------------------------------------------------------------------------------------
US$ in millions                          Oct.-Dec.      July-Sep.      April-June      Jan.-Mar.   |  Full year
                                              2002           2002            2002           2002   |       2001
----------------------------------------------------------------------------------------------------------------
Automation Technologies                         55             52              54             53   |        312
Power Technologies                              45             42              38             44   |        192
Non-core activities                             34             31              24             24   |        120
Corporate                                       25             17              15             20   |         86
Total                                          159            142             131            141   |        710

Restructuring
-------------------------------------------------------------------------------------------------
US$ in millions                             Full year 2002                Full year 2001
-------------------------------------------------------------------------------------------------
Automation Technologies                                      -129                            -81
Power Technologies                                            -60                            -76
Non-core activities                                           -52                            -22
Corporate                                                     -20                            -41
Total                                                        -261                           -220


Restructuring and related asset write-downs

----------------------------------------------------------------------------------------------------------------
US$ in millions                          Oct.-Dec.      July-Sep.      April-June      Jan.-Mar.   |  Full year
                                              2002           2002            2002           2002   |       2001
----------------------------------------------------------------------------------------------------------------
Automation Technologies                        -89            -10             -16            -18   |        -83
Power Technologies                             -24            -12              -5            -24   |        -76
Non-core activities                            -30            -45              -7            -17   |        -91
Corporate                                       -3             -9             -54              9   |        -61
Total                                         -146            -76             -82            -50   |       -311


Capital expenditure

-------------------------------------------------------------------------------------------------
US$ in millions                             Full year 2002                Full year 2001
-------------------------------------------------------------------------------------------------
Automation Technologies                                       146                            157
Power Technologies                                            117                            132
Non-core activities                                            54                            145
Corporate                                                     143                            173
Total                                                         460                            607


Number of Employees

-------------------------------------------------------------------------------------------------
                                            Full year 2002                Full year 2001
-------------------------------------------------------------------------------------------------
Automation Technologies                                    56,600                         62,854
Power Technologies                                         41,166                         43,300
Non-core activities                                        26,441                         33,953
Corporate                                                   2,929                          3,287
Oil, Gas and Petrochemicals                                11,915                         13,471
Total                                                     139,051                        156,865

Earnings before interest and taxes (EBIT) for Non-core activities, Corporate

--------------------------------------------------------------------------------------------------------------
US$ in millions                         Oct.-Dec.       July-Sep.     April-June      Jan.-Mar.   |  Full year
                                             2002            2002           2002           2002   |       2001
--------------------------------------------------------------------------------------------------------------
Non-core activities                          -110             -72            -12            -23   |       -397
     Equity Ventures                            8              -1             17             14   |         76
     Remaining Structured Finances            -14              43             19             10   |         82
     Insurance                                 -3              12             14             17   |       -342
     Building Systems                         -42             -42            -22             -8   |         20
     Other activities                         -59             -84            -40            -56   |       -233
Corporate                                     -88            -154           -166             15   |       -331
     HQ/Stewardship                             7            -115            -77             29   |       -137
     Research & development                   -24             -24            -27            -18   |       -103
     Other                                    -71             -15            -62              4   |        -91

               Summary Consolidated Income Statements (unaudited)

---------------------------------------------------------------------------------------------------------------
US$ in millions                             Oct.-Dec.     July-Sep.     April-June      Jan.-Mar.  |  Full year
                                                 2002          2002           2002           2002  |       2001
---------------------------------------------------------------------------------------------------------------
Revenues                                        5,268         4,525          4,557          3,945  |     19,382
Cost of sales                                  (4,122)       (3,478)        (3,326)        (2,843) |    (14,910)
Gross profit                                    1,146         1,047          1,231          1,102  |      4,472
Selling, general and administrative                                                                |
expenses                                       (1,052)         (984)        (1,090)          (907) |     (3,993)
Amortization expense                              (11)          (10)           (10)           (10) |       (195)
Other income (expense), net                       (83)          (41)           (17)            25  |      (105)
Earnings (loss) before interest and                                                                |
taxes                                               0            12            114            210  |        179
Finance, net                                     (161)          177            (87)           (58) |       (190)
Income (loss) from continuing                                                                      |
operations before taxes and minority                                                               |
interest                                         (161)          189             27            152  |       (11)
Provision for taxes                                55           (64)            (9)           (52) |       (80)
Minority interest                                 (22)          (22)           (14)           (13) |       (36)
Income (loss) from continuing                                                                      |
operations                                       (128)          103              4             87  |      (127)
Income (loss) from discontinued                                                                    |
operations, net of tax                           (710)         (173)             3             27  |      (501)
Cumulative effect of change in                                                                     |
accounting principles (SFAS 133), net                                                              |
of tax                                             --            --             --             --  |       (63)
Net income (loss)                                (838)          (70)             7            114  |      (691)


Summary Consolidated Balance Sheet (unaudited)

----------------------------------------------------------------------------------------------------------------
US$ in millions                            At Dec.    At Sept. 30      At June 30     At Mar. 31   | At Dec. 31
                                           31 2002           2002            2002           2002   |       2001
----------------------------------------------------------------------------------------------------------------
Cash and equivalents                         2,478          1,597           2,040          3,670   |      2,442
Marketable securities                        2,212          1,896           2,212          2,578   |      2,924
Receivables, net                             7,197          6,513           6,980          6,395   |      6,692
Inventories, net                             2,377          2,883           2,914          2,675   |      2,568
Prepaid expenses and other                   2,694          2,097           2,257          1,757   |      2,122
Assets in discontinued operations            3,095          7,124           7,157          6,137   |      5,912
                                                                                                   |
Total current assets                        20,053         22,110          23,560         23,212   |     22,660
                                                                                                   |
Financing receivables, non-current           1,802          1,996           2,033          2,143   |      2,086
Property, plant and equipment, net           2,792          2,657           2,829          2,792   |      2,753
Goodwill                                     2,321          2,333           2,295          2,186   |      2,188
Other intangible assets, net                   591            594             601            573   |        587
Investments and other                        1,990          2,237           2,253          2,133   |      2,070
                                                                                                   |
Total assets                                29,549         31,927          33,571         33,039   |     32,344
                                                                                                   |
Accounts payable, trade                      2,961          2,495           2,567          2,569   |      2,506
Accounts payable, other                      2,195          2,410           2,600          2,267   |      2,517
Short-term borrowings and current                                                                  |
maturities of long-term borrowings           2,576          3,641           3,945          6,626   |      4,701
Accrued liabilities and other                8,352          7,038           7,297          6,618   |      7,100
Liabilities in discontinued operations       2,295          3,664           3,857          3,080   |      3,342
                                                                                                   |
Total current liabilities                   18,379         19,248          20,266         21,250   |     20,166
                                                                                                   |
Long-term borrowings                         5,376          5,475           5,789          4,367   |      5,003
Pension and other related benefits           1,659          1,829           1,812          1,612   |      1,617
Deferred taxes                               1,179          1,088           1,072          1,069   |      1,049
Other liabilities                            1,647          2,085           2,170          2,285   |      2,280
Total liabilities                           28,240         29,725          31,109         30,583   |     30,115
                                                                                                   |
Minority interest                              257            270             218            217   |        215
                                                                                                   |
    Capital stock and additional                                                                   |
    paid-in capital (1,280,009,432                                                                 |
    shares authorized, 1,200,009,432                                                               |
    shares issued)                           2,027          2,027           2,027          2,028   |      2,028
    Retained earnings                        2,648          3,486           3,556          3,549   |      3,435
    Accumulated other comprehensive                                                                |
    loss                                   (1,873)        (1,831)         (1,589)        (1,588)   |    (1,699)
    Treasury stock, at cost                                                                        |
    (86,830,312)                           (1,750)        (1,750)         (1,750)        (1,750)   |    (1,750)

Total stockholders' equity                   1,052          1,932           2,244          2,239   |      2,014

Total liabilities and stockholders'                                                                |
equity                                      29,549         31,927          33,571         33,039   |     32,344

            Summary Consolidated Statements of Cash Flows (unaudited)

--------------------------------------------------------------------------------------------------------------------------
US$ in millions                                      Oct-Dec       July-Sept     April-June         Jan-Mar   |  Full year
                                                        2002            2002           2002            2002   |       2001
--------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                      (838)            (70)              7             114   |      (691)
Adjustments to reconcile net income (loss)                                                                    |
to net cash provided by (used in)                                                                             |
operating activities:                                                                                         |
    Depreciations and amortization                       169             151            139             152   |        787
    Change in provisions1)                               230            (89)          (183)           (146)   |      1,146
    Pension and other related benefits                    75              40             28               1   |          1
    Deferred taxes                                      (72)            (27)           (28)               6   |       (89)
    Net gain from sale of property, plant                                                                     |
    and equipment                                        (3)             (9)            (8)             (3)   |       (23)
    Other                                                213           (158)             56            (40)   |        121
    Changes in operating assets and liabilities:                                                              |
      Marketable securities (trading)                     --              35            397              66   |         72
      Trade receivables                                  231             161          (134)             347   |         65
      Inventories                                        502              67           (38)           (164)   |      (106)
      Trade payables                                     132           (131)            111            (33)   |        736
      Other assets and liabilities, net                (278)           (109)          (262)           (481)   |       (36)
                                                                                                              |
Net cash provided by (used in) operating                                                                      |
activities                                               361           (139)             85           (181)   |      1,983
                                                                                                              |
Investing activities                                                                                          |
Changes in financing receivables                        (99)             192             73           (153)   |      (907)
Purchases of marketable securities (other                                                                     |
than trading)                                        (1,848)           (792)          (708)           (836)   |    (3,280)
Purchases of property, plant and equipment             (158)           (147)          (145)           (152)   |      (761)
Acquisitions of businesses (net of cash                                                                       |
acquired)                                               (45)            (35)           (54)            (10)   |      (578)
Proceeds from sales of marketable                                                                             |
securities (other than trading)                        1,696             797            736           1,103   |      3,873
Proceeds from sales of property, plant and                                                                    |
equipment                                                 86              47            320              23   |        152
Proceeds of sales from businesses (net of                                                                     |
cash disposed)                                         2,326              28             59             170   |        283
                                                                                                              |
Net cash provided by (used in) investing                                                                      |
activities                                             1,958              90            281             145   |    (1,218)

1) Restated to reflect the change in all provisions (previously this line comprised restructuring provisions only)

                                                         ... continued next page

            Summary Consolidated Statements of Cash Flows (unaudited)

                                    (cont'd)

------------------------------------------------------------------------------------------------------------------------
US$ in millions                                      Oct-Dec       July-Sept     April-June         Jan-Mar   Full year
                                                        2002            2002           2002            2002        2001
------------------------------------------------------------------------------------------------------------------------
Financing activities
Changes in borrowings                                 (1,796)          (272)        (2,083)           1,336       2,639
Treasury and capital stock transactions                    --             --             --              --     (1,393)
Dividends paid                                             --             --             --              --       (502)
Other                                                     140           (16)             18            (69)        (67)

Net cash provided by (used in) financing
activities                                            (1,656)          (288)        (2,065)           1,267         677

Effects of exchange rate changes on cash
and cash equivalents                                       91           (34)             90             (6)        (72)

Net change in cash and cash equivalents                   754          (371)        (1,609)           1,225       1,370

Cash and equivalents (beginning of period -
restated)                                               1,597          2,041          3,670           2,442       1,244
Cash and equivalents (end of period -
assets in discontinued operations)                        415            342            322             325         153

Cash and equivalents (beginning of period -
total)                                                  2,012          2,383          3,992           2,767       1,397

Cash and equivalents (end of period -
restated)                                               2,478          1,597          2,041           3,670       2,442
Cash and equivalents (end of period -
assets in discontinued operations)                        288            415            342             322         325

Cash and equivalents (end of period - total)            2,766          2,012          2,383           3,992       2,767

Interest paid                                              30            169            139             137         702
Taxes paid                                                 96             62             97              43         273

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABB LTD

Date:  February 28, 2003                     By:       /s/  BEAT HESS
                                                --------------------------------
                                                Name:   Beat Hess
                                                Title:  Group Senior Officer


                                             By:       /s/ HANS ENHORNING
                                                --------------------------------
                                                Name:   Hans Enhorning
                                                Title:  Group Vice President